September 25, 2008

Mail Stop 4561

Mr. R. Scott Smith, Jr.
Chairman, Chief Executive Officer, and President
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

Re: Fulton Financial Corporation
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed February 29, 2008
         Forms 10-Q for Fiscal Quarters Ended March 31, 2008
         and June 30, 2008
         File Number: 000-10587

Dear Mr. Smith:

We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant